Exhibit 2
[NEW FRONTIER LOGO]

NEW FRONTIER MEDIA

For Immediate Release
Contact: Karyn L. Miller, Chief Financial Officer
(303) 444-0900 x 102
kmiller@noof.com

                            New Frontier Media, Inc.
                        Announces Adoption Of Stockholder
                                   Rights Plan

Boulder, Colorado, December 4, 2001. NEW FRONTIER MEDIA, INC., (Nasdaq: NOOF) announced that its Board of Directors has adopted a Stockholder Rights Plan in which Rights will be distributed at the rate of one Right for each share of the Company's common stock held by stockholders of record as of the close of business on December 21, 2001. The Board of Directors believes that the Company's shares of common stock currently are significantly undervalued in the marketplace. The Board of Directors therefore designed the Rights Plan to deter an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock after November 29, 2001 or commences a tender offer upon consummation of which the person or group would beneficially own 15% or more of the Company's outstanding common stock. Each Right will initially be exercisable at $10.00 and will expire on December 21, 2011.

If any person becomes the beneficial owner of 15% or more of the Company's outstanding common stock after November 29, 2001, then each Right not owned by the 15%-or-more stockholder will entitle its holder to purchase, at the Right's then exercise price (currently $10.00), shares of the Company's common stock having a value of twice the Right's then exercise price.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days after a public announcement that such a 15% position in the Company's outstanding common stock has been acquired.


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Mark Kreloff, Chief Executive Officer of the Company, stated that "the Plan is intended to protect the interests of the Company's stockholders in the event that the Company is faced with coercive takeover tactics. The Board was concerned that a person could acquire control of the Company without paying a fair premium to all stockholders. While the Plan is intended to protect the full value of each stockholder's investment, it will not interfere with a merger because the Rights may be redeemed by the Company. "

Mr. Kreloff went on to state that "the exercise price of $10.00 was carefully chosen by the Board after receiving a recently completed third party valuation of the Company. While this exercise price is significantly higher than the current trading price of the Company's stock, the Board believes it more accurately reflects the Company's current value."

A copy of the Rights Agreement is being filed with the Securities and Exchange Commission (the "SEC") as an Exhibit to a Form 8-A Registration Statement. A copy of this filing will be available through the SEC at www.sec.gov. Details of the Stockholder Rights Plan are also outlined in a letter that will be mailed to all New Frontier Media, Inc. stockholders following the Record Date of December 21, 2001.

This news release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on current expectations, estimates and projections made by management. The Company intends for the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", or variations of such words are intended to identify such forward-looking statements. The forward-looking statements include, but are not limited to, all statements related to the adoption and effect of the Stockholder Rights Plan. All forward-looking statements made in this press release are made as of the date hereof, and the Company assumes no obligation to update the forward- looking statements included in this news release whether as a result of new information, future events, or otherwise. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by any forward-looking statements. Please refer to the Company's Form 10-K and other filings with the SEC for additional information regarding risks and uncertainties, including, but not limited to, the risk factors listed from time to time in such SEC reports. Copies of these filings are available through the SEC's electronic data gathering analysis and retrieval system (EDGAR) at www.sec.gov.

ABOUT NEW FRONTIER MEDIA, INC.

New Frontier Media, Inc. is the fastest growing distributor of Adult Entertainment today. The Company delivers the most extensive lineup of quality programming over the broadest range of electronic means including cable, satellite, Internet, Broadband and video-on-demand.


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The Erotic Networks(TM), the umbrella brand for the Company's subscription and pay television subsidiary, provides pay-per-view and subscription TV networks to over 33 million cable, DBS (direct broadcast satellite) and C-band households throughout North America. The Erotic Networks(TM) include Pleasure(TM), TeN(TM), ETC (Erotic Television Clips)(TM), Extasy(TM), True Blue(TM) and X-Cubed(TM). These networks represent the widest variety of editing standards available and are programmed without duplication to offer the most extensive selection of adult network programming under a single corporate umbrella.

IGallery, the Company's Internet subsidiary, is a leader in the adult Internet market serving both the consumer and webmaster markets. IGallery designs and manages its own membership-based web sites for the consumer market. In addition, IGallery offers a wide range of products and services to the webmaster market. IGallery's own Internet network infrastructure enables the delivery of live and on-demand video events to millions of Internet users.

For more information contact Karyn Miller, Chief Financial Officer, at (303) 444-0900, extension 102, and please visit our web site at www.noof.com.